

July 23, 2012

Via Secure E-mail
Oren Fuerst, Ph.D.
Chief Executive Officer
LabStyle Innovations Corp.
40 E. Main Street
Newark, DE 19711

> **Re:** **LabStyle Innovations Corp.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted June 26, 2012**
> **CIK No. 0001533998**

Dear Dr. Fuerst:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Calculation of Registration Fee Table

1. Please tell us why you calculated your registration fee based on your private placement.

General

2. As suggested by your disclosure on page 37, there appears to be at least one other product available for commercial sale that provides the same functionality you intend your product to have and that even has a very similar appearance to your proposed prototype. In addition, numerous commercially available products provide an electronic glucose monitoring function with an interface to computing devices. In light of the fact that you do not appear to have a working prototype, any regulatory clearances or a definitive plan to manufacture or bring your proposed product to market, please revise throughout to

explain in more detail what advantage your proposed product is expected to have in the marketplace.

3.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please revise your prospectus to:

- State you election under Section 107(b) of the JOBS Act:
  - o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
  - o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of the new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Prospectus Cover Page

4.   Please clarify that this prospectus also relates to the offer for sale of shares of common stock issuable upon exercise of warrants. In addition, disclose the exercise price of the warrants and when the warrants expire.

5.   Please expand the appropriate section of the prospectus to provide the disclosure required by Item 505 of Regulation S-K.

Prospectus Summary, page 1

6.   Please revise the forepart of your summary to disclose your assets, liabilities and net loss for the most recent audited period and stub period. Also, revise the forepart to disclose that you expect to incur a minimum of approximately $2.5 million in expenses in order to effectuate your business for the next twelve months and that you believe that your funds are sufficient to effectuate your business until August 2012. We note the disclosure in the first and seventh paragraphs on page 12.

7.   Please note that marketing language is inappropriate in a disclosure document. For example, we note your references on page 1 to "exciting" technology and "novel and sleek" design. Please remove these marketing statements from your prospectus.

8.   Since you do not appear to have sold any products, please revise throughout to remove claims about the characteristics of your product or its benefits, or revise to indicate that they represent management's belief. Examples include the disclosure on page 1 about "potential to replace the need for stand alone glucose meters" and "potential to cover dozens of laboratory tests" and disclosure on page 2 about "clinical equivalence" and "usability superiority."

9.   Please provide us copies of the sources of all third-party data included in the filing. Please mark the materials so that they are keyed to the disclosure. For factual industry claims which currently do not have a source, please provide one. For sources which are several years old, tell us why you cannot provide more current data.

Our future performance will depend on the continued engagement, page 8

10.   Please add a risk factor to highlight the risks concerning conflicts of interests. For example, we, note the disclosure in the last paragraph on page 49 that Dr. Fuerst is the chairman of several other companies.

As our management and principal research and development activities are in Israel, page 12

11.   Please add a risk factor to highlight that there may be difficulties in attempting to enforce liabilities based upon U.S. securities laws against your non-U.S. resident directors and officers.

We face intense competition in the self monitoring blood glucose markets, page 15

12.   Please revise here and throughout to remove references to well known, established companies as it is not clear you will compete with their operations any time in the near future.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Formation and Our 2011-2012 Private Placement, page 30

13.   Please reconcile for us the number of shares and proceeds as described in this discussion of your private placements to the shares and proceeds disclosed in Note 8 to the Financial Statements as well as your Statements of Changes in Stockholders' Equity.

Plan of Operation, page 32

14. Please revise here and in the business section to clearly discuss each step you must take to reach commercialization of your proposed product and your estimated timelines and capital needed to achieve that step. For example, you state that you will require a clinical trial, but do not explain what the trial will consist of, how much it will cost and when it is expected to begin and end.

Business, page 34

15. In light of your disclosure at the bottom of page 2 that you are continuing to advance towards finalization of the commercial design for GlucoWay, the pictures of your product on pages 34, 35 and 37 appear premature. Please revise to remove or tell us how the pictures aid an investor's understanding of your business.

Our Initial Product, page 35

16. Please expand the disclosure in the second paragraph on page 36 to disclose the extent to which you have advanced the development of the critical software and the progress made in developing the backend data collection. Also, disclose any material hurdles regarding such development.

17. Revise the final carry-over bullet point on page 36 to explain how you believe you will be able to convince people to test their blood more frequently, especially in light of the expected cost of the test strips.

18. Given your disclosure on page 7 that you are "only in the early stages of development," please tell us the basis for your belief that the cost of your test strips will be similar to the your estimate of your competitors' cost and that your costs will be competitive or lower than those of the leading glucometers. We note the disclosure in the first bullet point on page 37.

Government Regulation, page 42

19. We note the disclosure in the last full paragraph on page 43 about South Africa, Russia, India and Brazil and your disclosure on page 2 about initial market launches in the European market and your plan to explore launching your product in Brazil and India. Please expand this section to disclose material government regulations applicable to your business where you intend to sell your products.

Management, page 49

20. Please revise to remove the disclosure about the business experience of your officers and directors that reads like a marketing document or resume. For example, we note the disclosure on page 49 about a "global network of angel investors" and the disclosure on page 50 about "one of the largest mobile phone service companies" and "one of the largest colleges" in Israel. Also, revise to remove such disclosure about the business experience of your key employees. For example, we note the disclosure about a "proven track record" and "prolific inventor" on pages 51 and 52, respectively.

Principal Stockholders, page 60

21. Please revise the table to include all shares owned by Mr. Stern. We note the disclosure in footnotes 4, 5 and 6. Please see Rule 13d-3 under the Exchange Act.

Selling Stockholders, page 68

22. Please tell us whether any of the selling stockholders holders are broker-dealers or affiliates of a broker-dealer.

23. We note the disclosure in footnote 3 concerning Mr. Allen and the three entities. Tell us why you have not included Mr. Allen in the table on page 60.

Where you can find more information, page 75

24. We note the disclosure in the penultimate sentence of this section that you will file proxy statements. If you intend to file a registration statement to register a class of securities under Section 12 of the Exchange Act, tell us when you plan to file the registration statement; if not, revise to add appropriate risk factor disclosure explaining the significant difference in your reporting obligations under the Exchange Act as a result of this decision, particularly regarding the automatic reporting suspension in Section 15(d) and the applicability of Section 16 and the proxy rules.

Index to Financial Statements, page F-1

25. Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X.

Statements of Changes in Stockholders' Equity, page F-6

26. Revise to disclose the date and number of shares of stock or other equity securities issued for cash or other consideration for <u>each</u> transaction since inception. Refer to FASB ASC

915-215-45-1. Alternatively, please tell us how your current disclosure meets the requirements of paragraph 45-1 or why such disclosure is not required.

Exhibit 23.1

27.   Please provide a currently dated consent from your independent accountant as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

General

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status from a paper to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.


Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
